FOLEY FOLEY & LARDNER LLP	777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com

June 4, 2024
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re: MEDALLION FINANCIAL CORP
Definitive Additional Soliciting Materials filed by ZimCal Asset Management,
LLC et al.
Filed May 13, 2024
File No. 001-37747
Definitive Additional Soliciting Materials filed by ZimCal Asset Management,
LLC et al.
Filed May 13, 2024
File No. 001-37747
Ladies and Gentlemen:
On behalf of ZimCal Asset Management, LLC, Stephen Hodges, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, “ZimCal”) we are responding to comments of the SEC Staff on the definitive additional soliciting materials reference above (the “Filings”).  Set forth below are the comments of the SEC Staff on the Filings, in bold italics, and the response of ZimCal:
1.	We note that each of the filings appears to have been made several days after the materials were first used. Please tell us how you complied with the obligations set out in Rule 14a-6(b).
Response:  We have discussed this comment with ZimCal, and ZimCal indicates that the date of the revised materials should have been updated to correspond with the date of first use, and they indicated that the materials as revised were first used on the date of the submission.  In any event, ZimCal will in the future properly date its materials and ensure that they are filed no later than the date they are first sent or given to security holders.
Please call the undersigned at (414) 297‑5596 should you have any questions regarding this correspondence.
Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer

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